

17018012

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- ~~68984~~ 69122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colt Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

238 Francisco Steet
(No. and Street)

San Francisco	CA	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R Prescott Nasser 650-208-4205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seiler, LLP (PCAOB #4014)
(Name – *if individual, state last, first, middle name*)

Three Lagoon Drive	Redwood City	CA	94065
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Prescott Nasser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coit Capital Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature 3/1/17

Chief Financial Officer
Title

Notary Public

See Attached CA Notarial Wording for Notary Public Kyle Devin Eisenberg Commission # 2067666

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA ALL PURPOSE ACKNOWLEDGMENT

State of California)
County of SAN FRANCISCO)

On 3 / 1 / 2017 before me, Kyle Devin Eisenberg, Notary Public, personally appeared RICHARD PRESCOTT NASSER, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the state of California that the foregoing paragraph is true and correct.


KYLE DEVIN EISENBERG
COMM. 2067666
NOTARY PUBLIC
CALIFORNIA
SAN FRANCISCO COUNTY
MY COMM. EXPIRES MAY 10, 2018

WITNESS my hand and official seal.

Signature of Notary

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and prevent fraudulent reattachment of this form to another document.

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: ______________________

Date of Document: ______________ Number of Pages in words: ______________ (including this page)

Signer(s) Other Than Named Above: ______________________

CAPACITY(IES) CLAIMED BY SIGNER(S)

Signer's Name: ______________

(__) Individual(s)
(__) Corporate Officer
Title(s): ______________
(__) Partner(s) - (__) Limited (__) General
(__) Attorney-In-Fact
(__) Trustee(s)
(__) Guardian/Conservator
(__) Other: ______________


RIGHT THUMB

SIGNER IS REPRESENTING:

____

Signer's Name: ______________

(__) Individual(s)
(__) Corporate Officer
Title(s): ______________
(__) Partner(s) - (__) Limited (__) General
(__) Attorney-In-Fact
(__) Trustee(s)
(__) Guardian/Conservator
(__) Other: ______________


RIGHT THUMB

SIGNER IS REPRESENTING:

____

COIT CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
COIT CAPITAL SECURITIES, LLC

We have audited the accompanying statement of financial condition of Coit Capital Securities, LLC (a California limited liability company) (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coit Capital Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17C.F.R§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Seiler LLP

Redwood City, California
March 1, 2017

Silicon Valley Office | Three Lagoon Drive, Suite 400 | Redwood City, CA 94065 | t. 650.365.4646 | f. 650.368.4055
San Francisco Office | 220 Montgomery Street, Suite 300 | San Francisco, CA 94104 | t. 415.392.2123 | f. 415.392.1720

www.seiler.com

A Member of HLB International

COIT CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION[1]
As of December 31, 2016

ASSETS	
Cash	$ 505,439
Prepaid Expenses	2,350
TOTAL ASSETS	**$ 507,789**
LIABILITIES AND EQUITY	
Liabilities	
Accounts Payable	$ 130,747
Total Liabilities	**$ 130,747**
Equity	**$ 377,042**
TOTAL LIABILITIES AND EQUITY	**$ 507,789**

[1] The accompanying notes are an integral part of the financial statements

COIT CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS[2]
For the year ended December 31, 2016

Income	
Deal Income	$ 1,156,460
Total Income	**$ 1,156,460**
Expenses	
Commissions and fees	665,990
Legal and Professional Fees	49,509
Rent	15,848
Regulatory	8,561
Travel and Other Business Expenses	8,417
Taxes	6,800
Compliance Fees	1,800
Bank Charges	400
Total Expenses	**$ 757,325**
Net Operating Income	**$ 399,135**
Interest Earned	192
Net Income	**$ 399,327**

[2] The accompanying notes are an integral part of the financial statements

COIT CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY[3]
For the year ended December 31, 2016

	MEMBER'S EQUITY
BALANCE, JANUARY 1, 2016	$ 64,709
Contributions	1,006
Distributions	(88,000)
Net Income	399,327
BALANCE, DECEMBER 31, 2016	**$ 377,042**

[3] The accompanying notes are an integral part of the financial statements

COIT CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS[4]

For the year ended December 31, 2016

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$	399,327
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Increase in Prepaid Expenses		(977)
Increase in Accounts Payable (A/P)		81,376
Net cash provided by operating activities		**479,726**
CASH FLOW FROM FINANCING ACTIVITIES		
Member Contributions		1,006
Member Distributions		(88,000)
Net cash used by financing activities		**(86,994)**
Net cash increase for the year		**392,732**
CASH AS BEGINNING OF THE YEAR		112,707
CASH AT END OF THE YEAR	**$**	**505,439**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Noncash financing activities:		
Expenses paid by the member on behalf of the Company in lieu of contributions	**$**	**1,006**

[4] The accompanying notes are an integral part of the financial statements

1. ORGANIZATION AND BUSINESS

Coit Capital Securities, LLC, a California single member limited liability company (the "Company") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to brokerage service agreements for underwriting predominantly for commercial mortgage backed securities, residential mortgage backed securities, asset-backed securities and esoteric assets. The Company was formed March 28, 2012 and received FINRA approval to commence operations on July 16, 2013

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities, revenues and expenses and changes therein and disclosures of contingent assets and liabilities and accompanying notes. It is

reasonably possible that the Company's estimates may change in the near term.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the services is fixed and determinable and collectability is reasonably assured.

The Company generally recognizes fee revenue relating to the underwriting commitment when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined.

Income Taxes:

The Company is a limited liability company and is treated as a partnership for United States tax purposes, and as such, is not subject to federal or state income taxes; instead, each member is individually liable for income taxes, if any, on its share of the Company's net taxable income.

The Company follows the U.S. Generally Accepted Accounting Principles ("U.S. GAAP") accounting standard regarding accounting for uncertain tax positions. This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the Company's financial statements. The standard requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. The Company has reviewed its tax positions for all open years and believes that it has appropriate support for the tax positions taken. Therefore, no liability has been required.

The Company files income tax returns in the United States Federal and State of California jurisdictions. All years are subject to California state tax examinations and all years after 2013 are subject to Federal tax examinations.

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers: Topic 606" (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

ASU 2014-09 is effective for the Company in the first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09.

In December 2016, the FASB issued ASU No. 2016-20, Revenue from Contracts with Customers, Technical Corrections and Improvements to Topic 606 (ASU 2016-20). The amendments in this update, allow entities not to make quantitative

disclosures about remaining performance obligations in certain cases and require entities that use any of the new or previously existing optional exemptions to expand their qualitative disclosures. It also makes 12 additional technical corrections and improvements to the new revenue standard. The FASB is still evaluating the accounting for preproduction costs in long-term supply arrangements, which was originally part of the technical corrections and improvements project on the new revenue standard. The Company is currently evaluating the impact that the adoption of ASU 2016-20 will have on its financial statements and related disclosures.

In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers, Narrow-Scope Improvements and Practical Expedients (ASU 2016-12). The amendments in this update, which were issued in response to the feedback received by the FASB-IASB joint revenue recognition transition resource group, clarify the following aspects: collectibility, presentation of sales tax and other similar taxes collected from customers, noncash consideration, contract modifications and completed contracts at transition, and transition technical correction. The effective date and transition requirements for the amendments in this update are the same as the effective date and transition requirements of ASU 2014-09. The Company is currently evaluating the impact that the adoption of ASU 2016-12 will have on its financial statements and related disclosures.

In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers, Identifying Performance Obligations and Licensing (ASU 2016-10). The amendments in this update clarify the following two aspects: identifying performance obligations and clarifying the licensing implementation

guidance. The effective date and transition requirements for the amendments in this update are the same as the effective date and transition requirements of ASU 2014-09. The Company is currently evaluating the impact that the adoption of ASU 2016-10 will have on its financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments relate to when another party, along with the entity, is involved in providing a good or service to a customer. Topic 606 Revenue from Contracts with Customers requires an entity to determine whether the nature of its promise is to provide that good or service to the customer (i.e., the entity is a principal) or to arrange for the good or service to be provided to the customer by the other party (i.e., the entity is an agent). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date and transition of these amendments is the same as the effective date and transition requirements in Topic 606. The Company is currently evaluating the impact that the adoption of ASU 2016-08 will have on its financial statements and related disclosures.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date ("ASU 2015-14"). Under the amendments in ASU 2015-14, the FASB deferred the effective date of ASU 2014-09 for public business entities to fiscal years beginning after December 15, 2017, including interim reporting periods within that reporting period, with early adoption permitted on the original effective

date of fiscal years beginning after December 15, 2016. The Company may adopt the new standard under the full retrospective method or the modified retrospective method. The Company is currently evaluating the impact that the adoption of ASU 2015-14 will have on its financial statements and related disclosures.

The company is currently evaluating the impact that ASU 2014-09, as amended, will have on its financial position and results of operation.

3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of approximately $374,692 and net capital requirement of $8,716. The Company's ratio of aggregate indebtedness to net capital was 0.3489 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

4. MAJOR CUSTOMERS

The Company had one customer whose revenue individually represented 99% of the Company's total revenue.

5. RENT ARRANGEMENT

During the year ended December 31, 2016, the Company had a month-to-month lease agreement for their business office. The Company has no formal agreement to occupy and rent any office space after the expiration of the lease. There are no minimum future rent commitments.

6. SUBSEQUENT EVENTS

The company announced and paid a $52,000 distribution on January 26, 2017.

SUPPLEMENTARY INFORMATION

COIT CAPITAL SECURITIES, LLC

SCHEDULE 1 – COMPUTATION OF NET CAPITAL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

As of December 31, 2016

COMPUTATION OF NET CAPITAL		
Total members' equity from the Statement of Financial Condition	$	377,042
Less nonallowable assets:		
Prepaid expenses		2,350
Net capital before haircuts on securities positions		374,692
Haircuts on securities		-
Net Capital	$	374,692
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Account payable	$	130,747
Total aggregate indebtedness	$	130,747
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	8,716
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	8,716
Net capital in excess of min. required	$	365,976
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital required	$	361,617
Ratio: Aggregate indebtedness to net capital		0.3489 to 1
Percentage of aggregate indebtedness to net capital		34.89%

There were no material differences in net capital between the Company's FOCUS IIA and the Report Pursuant to SEC Rule 17a-5(d).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
COIT CAPITAL SECURITIES, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Coit Capital Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, Paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Seiler LLP

Redwood City, California
March 1, 2017

Silicon Valley Office — Three Lagoon Drive, Suite 400 — Redwood City, CA 94065 — t. 650.365.4646 — f. 650.368.4055
San Francisco Office — 220 Montgomery Street, Suite 300 — San Francisco, CA 94104 — t. 415.392.2123 — f. 415.392.1720

www.seiler.com

A Member of HLB International


COIT
CAPITAL

To FINRA

The amended SEC Rule 17a-5 requires broker dealers not exempt from SEC Rule 15c3-3 to file a compliance report with its annually audited financial statements. The same rule requires broker dealers exempt from SEC Rule 15c3-3 (§240.15c3-3) to file an exemption report with the annually audited financial statements which identifies the provisions in paragraph (k) of SEC Rule 15c3-3, under which the broker dealer claims an exemption.

Coit Capital Securities, LLC claimed an exemption from SEC Rule 15c3-3 (§240.15c3-3) under the following provisions of SEC Rule 15c3-3(k)(2)(ii).

Coit Capital Securities, LLC met the exemption provisions under provision (k)(2)(ii) during the 2016 fiscal year as we clear all securities transactions with a clearing broker dealer. In 2016 we had no securities transactions.

To the best of my knowledge and belief, Coit Capital Securities LLC has met the above exemption without exception for the period from January 1, 2016 to December 31, 2016.

Stephen Nasser

Managing Director & Chief Compliance Officer

Coit Capital Securities, LLC